GETTY COPPER INC.

November 7, 2008

United States

Securities and Exchange Commission

Washington, DC

20549-7010

Re:

Form 20-F for Fiscal Year Ended December 31, 2007

Filed July 15, 2008

Form 6-K furnished May 8, 2008

Response letter dated October 17, 2008

File no: 000-29578

We confirm receipt of your letter dated November 3, 2008.

The Company anticipates a response to your letter before the end of November 2008.

GETTY COPPER INC.

Per:

Donald Willoughby, CA

CFO

1000 Austin Ave.,  Coquitlam, B.C.,  Canada V3K 3P1

Tel:(604) 931-3231     Fax: (604) 931-2814

www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net